SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 6 )

                              NATHAN'S FAMOUS, INC
    ------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    632347100
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                Gary T. Moomjian
                   Kramer, Coleman, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 822-4820
    ------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 28, 2006
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 4 pages)

                                  SCHEDULE 13D

                      CUSIP No. 632347100 Page 2 of 4 Pages

--------------------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of Above Person (Entities Only)
                   Howard M. Lorber
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (see instructions)  (a)
                                                                             ---
                                                                          (b) x
                                                                             ---
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (see instructions)
                   00
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             ---
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                   USA
--------------------------------------------------------------------------------
                   7    Sole Voting Power
Number of Shares        881,600
  Beneficially     -------------------------------------------------------------
 Owned by Each     8    Shared Voting Power
   Reporting            0
    Person         -------------------------------------------------------------
     With          9    Sole Dispositive Power
                        851,600
                   -------------------------------------------------------------
                   10   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                    956,600
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares
     (see instructions):                                                      x
                                                                             ---
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                    15.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person* (see instructions)
                    IN
--------------------------------------------------------------------------------

Item 1:  Security and Issuer.

The undersigned hereby amends the Schedule 13D filing dated January 27, 1997 (the "Initial Filing") as amended on each of July 8, 1999, July 23, 1999, June 21, 2000, February 3, 2005 and March 11, 2005 with regard to the shares of Common Stock, par value $.01 per share (the "Shares"), of Nathan's Famous, Inc. (the "Issuer"), a corporation organized under the laws of the State of Delaware. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

     This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below, to reflect the acquisition by the undersigned of beneficial ownership of additional Shares.

Item 3:  Source and Amount of Funds or Other Consideration.

Item 4:  Purpose of the Transaction.

Mr. Lorber exercised a stock option to purchase 100,000 shares of common stock at an exercise price of $3.20 per share (the "Option"). Pursuant to the terms of the Issuer's 2001 Stock Option Plan, under which the Option was granted, Mr. Lorber delivered 44,432 "mature shares" previously owned by him in payment of the Option exercise price.

Item 5:  Interest in Securities of the Issuer.

(a) As of the close of business on August 28, 2006, Mr. Lorber beneficially owns 956,600 Shares, representing 15.3% of the issued and outstanding Shares, which includes (a) all of the 50,000 restricted shares owned by him, (b) options and warrants exercisable within 60 days to purchase an aggregate 465,000 Shares and
(c) 75,000 Shares owned by the Howard M. Lorber Irrevocable Trust ("Trust"), as to which Mr. Lorber disclaims beneficial ownership.

(b) Mr. Lorber has sole power to dispose or direct the disposition of 851,600 Shares beneficially owned directly by him, which amount does not include 30,000 restricted Shares beneficially owned by him the rights to which have not yet vested and the 75,000 shares owned by the Trust. Mr. Lorber has sole power to vote or direct the vote of the 881,600 Shares beneficially owned directly by him, including the 50,000 restricted Shares owned by him, but excluding 75,000 shares beneficially owned by the Trust.

(c) During the past 60 days, Mr. Lorber acquired 55,568 Shares from the Issuer upon the exercise of the Option for 100,000 Shares, for which he delivered 44,432 shares of common stock in payment of the Option exercise price.

Signature.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


August 31, 2006
---------------------------
Date

/s/ Howard M. Lorber
---------------------------
Signature

Howard M. Lorber
---------------------------
Name/Title

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).